Exhibit 4-a

DESCRIPTION OF NORDSON CORPORATION’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following summarizes the terms and provisions of the common stock of Nordson Corporation, an Ohio corporation (the “Company”). The common stock is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The following summary does not purport to be complete and is qualified in its entirety by reference to the Company’s Articles of Incorporation and Regulations, each as amended, which the Company has previously filed with the U.S. Securities and Exchange Commission, and applicable Ohio law.

Authorized Capital

The Company’s authorized capital consists of 160,000,000 shares of common stock, without par value (the “Common Shares”), and 10,000,000 shares of preferred stock, without par value (the “Preferred Shares”).

Under Ohio law, shareholders generally are not personally liable for a corporation’s acts or debts.

Common Shares

Exchange and Trading Symbol

The Common Shares are listed for trading on the Nasdaq Stock Market LLC’s Global Select Market under the trading symbol “NDSN.”

Rights and Preferences

All outstanding Common Shares are duly authorized, fully paid and nonassessable. Holders of Common Shares have no conversion, preemptive or subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Shares. The rights, preferences and privileges of the holders of Common Shares are subject to, and may be adversely affected by, the rights of the holders of any series of Preferred Shares that the Company may designate and issue in the future.

In the event of the Company’s liquidation, dissolution or winding up, the holders of Common Shares are entitled to share ratably in the assets legally available for distribution to shareholders after the payment of all of the Company’s known debts and liabilities and after adequate provision has been made for each class of shares having preference over the Common Shares, if any.

Voting Rights

Holders of Common Shares are entitled to one vote for each share held by them upon all matters presented to the shareholders.

Each shareholder has the right to vote cumulatively in the election of the Company’s directors if any shareholder provides notice in writing to the Company’s President, any Executive Vice President of the Company or the Secretary of the Company at least 48 hours before the time set for the meeting at which directors will be elected and an announcement of the notice is made at the beginning of the meeting by the Chairman or the Secretary of the Company, or by or on behalf of the shareholder giving notice. If cumulative voting is in effect, each shareholder will be entitled to cast, in the election of directors, a number of votes equal to the number of shares the shareholder is voting multiplied by the number of directors to be elected. A shareholder may cast all of these votes for one nominee or distribute them among several nominees, as that shareholder sees fit.

Directors are elected by a plurality of the votes cast by the holders of Common Shares. However, under the Company’s majority voting policy, any director who fails to receive a majority of the votes cast in his or her favor is required to submit his or her resignation to the Company’s Board of Directors (the “Board of Directors”). The Governance and Nominating Committee of the Board of Directors would then consider each resignation and determine whether to accept or reject it.

Except as otherwise provided by the Company’s Articles of Incorporation, Regulations or by law, all other matters brought to a vote of the holders of Common Shares are determined by the holders of record of shares entitled to exercise a majority of the voting power of the Company, and, except as may be provided with respect to any other outstanding class or series of the Company’s shares, the holders of Common Shares possess the exclusive voting power.

Dividends

Subject to preferences that may be applicable to any then outstanding Preferred Shares, the holders of Common Shares are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds.

Preferred Shares

The Company’s Articles of Incorporation authorize the Board of Directors, subject to certain limitations prescribed by law and without any further shareholder approval, to issue from time to time up to an aggregate of 10,000,000 Preferred Shares. The Preferred Shares may be issued in one or more series. Each series of Preferred Shares may have different designations, rights and preferences and qualifications, limitations and restrictions that may be established solely by the Board of Directors, including, without limitation, the number of shares to be issued in a series; dividend rights and rates; liquidation rights, preferences and price; redemption rights and price; sinking fund requirements; voting rights; conversion rights; and restrictions on issuance.

The rights of the holders of Common Shares will generally be subject to the prior rights of the holders of any outstanding Preferred Shares with respect to dividends, liquidation preferences and other matters.

The Company has no outstanding Preferred Shares.

Anti-Takeover Effects of Provisions of Ohio Law and the Company’s Articles of Incorporation and Regulations

Ohio Anti-Takeover Law

Ohio law contains provisions that would make a change in control of the Company more difficult or discourage a tender offer or other plans to restructure the Company.  The following discussion of these provisions is qualified in its entirety by reference to those particular statutory provisions.

Ohio Control Share Acquisition Act

The Company is subject to the Ohio Control Share Acquisition Act set forth in Section 1701.831 of the Ohio Revised Code (the “ORC”), which provides that any “control share acquisition” of an Ohio issuing public corporation shall be made only with the prior authorization of the shareholders of the Ohio issuing public corporation in accordance with the provisions of the Ohio Control Share Acquisition Act. A “control share acquisition” is defined under Section 1701.01(Z)(1) of the ORC to mean the acquisition, directly or indirectly, by any person of shares of an Ohio issuing public corporation that, when added to all other shares of the Ohio issuing public corporation in respect of which the person may exercise or direct the exercise of voting power as provided in the ORC, would entitle the person, immediately after the acquisition, directly or indirectly, alone or with others, to exercise or direct the exercise of the voting power of the Ohio issuing public corporation in the election of directors within any of the following ranges of such voting power: more than 20% but less than 33%; more than 33% but less than a majority; and more than a majority.

The Ohio Control Share Acquisition Act requires that the acquiring person must deliver an acquiring person statement to the Ohio issuing public corporation, which statement must comply with Section 1701.831(B) of the ORC. The Ohio issuing public corporation must then hold a special meeting of its shareholders to vote upon the proposed acquisition within 50 days after receipt of such acquiring person statement unless the acquiring person agrees to a later date.

The Ohio Control Share Acquisition Act further specifies that the acquiring person may only acquire the shares of the Ohio issuing public corporation upon the affirmative vote of (1) a majority of the voting power of the Ohio issuing public corporation in the election of directors (the “voting power”) represented in person or by proxy at the special meeting held to vote upon the proposed acquisition and (2) a majority of the voting power excluding those shares deemed to be “interested shares” for purposes of the Ohio Control Share Acquisition Act.

Section 1701.831 does not apply to a corporation if its articles of incorporation or code of regulations state that the statute does not apply to a corporation. The Company’s Articles of Incorporation and Regulations do not contain a provision opting out of this statute.

Ohio Merger Moratorium Statute

The Company is subject to Chapter 1704 of the ORC, or the Ohio Merger Moratorium Statute, which prohibits certain business combinations and transactions between an Ohio issuing public corporation (such as the Company) and a person that beneficially owns 10% or more of the outstanding voting power of the Ohio issuing public corporation in the election of directors (an “interested shareholder”). Under the statute, an interested shareholder is generally prohibited from completing a business combination with the Ohio issuing public corporation for at least three years starting from the date the interested shareholder acquired its 10% ownership interest in the corporation (the “share acquisition date”), unless the board of directors of the Ohio issuing public corporation has approved, prior to the share acquisition date, either (i) the proposed business combination or (ii) the interested shareholder’s acquisition of his, her or its 10% ownership interest in the corporation. “Business combinations” include a variety of transactions such as mergers, consolidations, combinations or majority share acquisitions between an Ohio issuing public corporation and an interested shareholder or an affiliate of an interested shareholder.

Subsequent to the three-year period, the interested shareholder could not proceed with a business combination subject to the Ohio merger moratorium statute, unless: (i) prior to the share acquisition date, the board of directors has approved the interested shareholder’s acquisition of his, her or its 10% ownership interest in the corporation, (ii) the proposed business combination has been approved by the holders of shares of the issuing public corporation entitled to exercise at least two-thirds of the voting power of the corporation in the election of directors (or such different proportion as the corporation’s articles of incorporation may provide), including at least a majority of the outstanding shares after excluding shares controlled by the interested shareholder, or (iii) or the business combination results in shareholders, other than the interested shareholder, receiving consideration that meets the fair price provisions set forth under Section 1704.03 of the ORC.

Articles of Incorporation and Amended Regulations

The Company’s Articles of Incorporation and Regulations include anti-takeover provisions that:

•

authorize the Board of Directors to issue Preferred Shares in one or more series and, with respect to each series, to fix the number of shares constituting that series and establish the rights and terms of that series with limitations prescribed by the provisions of the Ohio General Corporation Law;

•	divide the Board of Directors into three classes consisting of not less than three directors each (including vacancies), each of whose terms in office expire in consecutive years;
•	provide that a director cannot be removed prior to the expiration of his or her term except for gross negligence or willful misconduct in the performance of his or her duties as a director;

•	establish advance notice procedures for shareholders to submit nominations of candidates for election to the Board of Directors or other shareholder proposals;
•

provide that the Company shall, to the fullest extent permitted by the Ohio General Corporation Law, indemnify, defend and hold harmless the Company’s directors, officers and certain other covered persons against certain liabilities and losses incurred in connection with their positions or services;

•	require certain “fair price” provisions to be complied with in the event of certain types of business combinations, as further described below under “Fair Price Provision”;
•	require holders of at least 50% of the Common Shares to call a special meeting of shareholders; and
•

allow the Company’s Board of Directors to fill vacancies on the Board by the vote of a majority, however caused (subject to the rights of the holders of any series of Preferred Shares to elect additional directors under specified circumstances).

Fair Price Provision

The Company’s Articles of Incorporation contain a “fair price” provision that applies to certain business combination transactions involving any person or group that, is at the time of, or has been within the two-year period immediately prior to, the consummation of a business combination the beneficial owner of shares having at least 20% of the aggregate voting power of all outstanding shares of the Company entitled to vote in the election of directors (referred to as an “interested party”).  The provision requires the affirmative vote of the holders of at least 80% of all outstanding shares of the Company entitled to vote in the election of directors to approve certain business combination transactions between an interested party and the Company or any of the Company’s subsidiaries, including, among other things: (i) any merger or consolidation of the Company or any of its subsidiaries with or into an interested party; (ii) the sale, lease, pledge or other disposition, in one transaction or in a series of transactions, from the Company or any of its subsidiaries to an interested party, or from an interested party to the Company or any of its subsidiaries, of assets having an aggregate fair market value of $1,000,000 or more; (iii) the issuance, sale or other transfer, by the Company or any of its subsidiaries to an interested party, or by an interested party to the Company or any of its subsidiaries, of securities for cash or other consideration having an aggregate fair market value of $1,000,000 or more; or (iv) the liquidation or dissolution of the Company proposed by an interested party.

The 80% voting requirement will not apply if, among other things:

•

the business combination transaction will result in any holder of Common Shares or Preferred Shares, other than the interested party, receiving consideration for their shares, and the aggregate amount of the consideration to be received per share is not less than the sum calculated in the manner set forth in Section 2 of Article Sixth of the Company’s Articles of Incorporation; and

•

from the time the interested party became an interested party until the completion of the business combination, the conditions outlined in Section 3 of Article Sixth of the Company’s Articles of Incorporation have at all times been and continue to be true.

This provision could have the effect of delaying or preventing a change in control in a transaction or series of transactions not satisfying the “fair price” criteria.

The “fair price” provision may be amended or repealed only by the affirmative vote of the holders of at least 80% of the outstanding shares of the Company entitled to vote in the election of directors, voting together as a single class.

The foregoing provisions of the Company’s Articles of Incorporation and Regulations, together with the provisions of the Ohio anti-takeover laws described above (Section 1701.831 and Chapter 1704 of the ORC), could have the effect of delaying, deferring or preventing a change in control or the removal of existing management, of deterring potential acquirors from making an offer to the Company’s shareholders and of limiting any opportunity to realize premiums over prevailing market prices for the Common Shares in connection therewith. This could be the case notwithstanding that a majority of the Company’s shareholders might benefit from this change in control or offer.

Authorized and Unissued Shares

The Company’s authorized and unissued Common Shares are available for future issuance at the discretion of the Board of Directors without shareholder approval except as may otherwise be required by Ohio law. The future issuance of additional authorized Common Shares may, among other things, dilute the earnings per share of the Common Shares and the equity and voting rights of those holding Common Shares at the time the additional shares are issued.

The issuance of Preferred Shares by the Company could have certain anti-takeover effects under certain circumstances, and could enable the Board of Directors to render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer or other business combination transaction directed at the Company by, among other things, placing Preferred Shares with investors who might align themselves with the Board of Directors.